Exhibit 99.9(a)(5)(vi)

FOR IMMEDIATE RELEASE
September 14, 2004

RSV BANCORP, INC.                            FOR FURTHER INFORMATION CONTACT:
2000 Mt. Troy Road                           Mr. Gerard R. Kunic
Pittsburgh, Pennsylvania 15212               President
                                             (412) 322-6107

                         RSV BANCORP, INC. OFFERS TO BUY
                    UP TO 202,000 SHARES OF ITS COMMON STOCK

         PITTSBURGH, PENNSYLVANIA: RSV Bancorp, Inc. (OTCBB: RSVI) announced today that it has commenced a self-tender offer for up to 202,000 shares of its common stock, which represents approximately 30 percent of its outstanding shares. The tender offer will be in the form of a "modified Dutch auction tender." Under this procedure, RSV stockholders will be given the opportunity to sell part or all of their shares to the Company at a price of not less than $17.00 per share and not more than $19.00 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 202,000 shares are purchased, would range from $3.4 million to $3.8 million. The offer to purchase shares will expire at 5:00 p.m., New York City Time, on October 14, 2004, unless extended by the Company.

         Under the procedures for a modified Dutch auction tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($19.00) nor less than the minimum price ($17.00) specified in the tender. Upon the expiration of the offer, the Company will select the lowest purchase price that will allow it to buy 202,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 202,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest price that will allow it to buy the number of shares it seeks.

         Gerard R. Kunic, RSV's President, stated, "RSV is making the tender offer because our Board of Directors believes that the purchase of shares pursuant to the offer will have a positive impact on stockholder value. The Board of Directors determined the modified Dutch auction tender offer was the most advantageous to the Company and its stockholders. On a pro forma basis, we expect the successful completion of the tender offer to increase earnings per share and return on stockholders' equity."

            The Company is the holding company of Mt. Troy Bank, a federally chartered stock savings bank which conducts its business from its main office in Reserve Township, Pennsylvania and a full-service branch office in the McIntyre Square shopping center in McCandless, Pennsylvania. The Company's common stock is traded on the OTC Bulletin Board under the symbol "RSVI."

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         D. F. King & Co., Inc. will act as the information agent, and Registrar and Transfer Company will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to D. F. King & Co., Inc., toll free at (800) 207-3158.

         Neither RSV nor its Board of Directors nor the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of RSV common stock. The offer is made solely by the offer to purchase dated September 14, 2004 and the related letter of transmittal.